                                                 Commission File No 0-14491
                                                                    -------







                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                    FORM 11-K
                                [X] Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
               [Fee Required] for the year ended December 31, 1993

                                       or

                             [  ] Transition Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
                   [No Fee Required] for the Transition Period
           from _________ to _________ Commission File Number _______

                                ARBOR DRUGS, INC.
                                   401(K) PLAN

                             _______________________

                            (Full title of the Plan)

                                ARBOR DRUGS, INC.

                             _______________________

          (Name of issuer of the securities held pursuant to the Plan)

                              3331 West Big Beaver
                              Troy, Michigan  48084

                             _______________________

                    (Address of principal executive offices)





                                 Total Pages: 18
                               Index to Exhibits: 1

     The following financial statements and exhibits are presented pursuant to Section 15(d) of the Securities Exchange Act of 1934:

                                                                    PAGE
                                                                -----------
     (a)  Financial Statements:

            Report of Independent Accountants                           F-1

            Statements of Net Assets Available for Plan
               Benefits as of December 31, 1993 and 1992         F-2 to F-3

            Statements of Changes in Net Assets Available
               for Plan Benefits for the Years Ended
               December 31, 1993, 1992 and 1991                  F-4 to F-6

            Notes to Financial Statements                       F-7 to F-11

          Supplemental Schedules:

            Schedule of Assets Held for Investment Purposes
               at December 31, 1993                                    F-12

            Schedule of Reportable Transactions for the Year
               Ended December 31, 1993                         F-13 to F-14

          Schedules:

            Schedules I, II and III have been omitted because
               the required information is shown in the financial statements or notes thereto

                                                                    EXHIBIT
                                                                    NUMBER
                                                                    -------
     (b)  Exhibits:

          1. Consent of Independent Accountants with respect to the financial statements of the Arbor Drugs, Inc. 401(k)
            Plan for the years ended December 31, 1993, 1992 and 1991    23.1

                                    SIGNATURE
                                    ---------
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          ARBOR DRUGS, INC. 401(k) PLAN

                                          By: Gilbert C. Gerhard
                                              ----------------------------
     -
                                              Gilbert C. Gerhard
                                              Vice President - Finance and
                                              Administration, Secretary
                                              and Treasurer of Arbor
                                              Drugs, Inc.

     Date:  ______________________________

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


     To the Plan Administrator of
     Arbor Drugs, Inc. 401(k) Plan:

     We have audited the accompanying statements of net assets available for plan benefits of the Arbor Drugs, Inc. 401(k) Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years ended
     December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years ended
     December 31, 1993, 1992 and 1991, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1993 and reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


     /s/ COOPERS & LYBRAND

     Detroit, Michigan
     June 21, 1994



                                                 ARBOR DRUGS, INC. 401(k) PLAN

                                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                       DECEMBER 31, 1993
                                                            _______


                                                ARBOR
                                              DRUGS, INC.
                                                COMMON          G.I.C.     EQUITY        BALANCED      PARTICIPANT
                                              STOCK FUND        FUND        FUND          FUND            FUND          TOTAL
                                              ----------        ----       ------        --------      -----------      -----
Assets:
  Investments at fair value:
     Arbor Drugs, Inc. Common Stock Fund       $4,139,378         -            -            -             -          $4,139,378
     Pooled G.I.C. Fund                             -       $2,016,569         -            -             -           2,016,569
     Equity Fund                                    -             -      $2,330,696         -             -           2,330,696
     Balanced Fund                                  -             -            -        $590,275          -             590,275
                                              -----------   ----------   ----------     --------      --------       ----------

             Total investments                  4,139,378    2,016,569    2,330,696      590,275          -           9,076,918
                                              -----------   ----------   ----------     --------      --------       ----------

  Receivables:
    Employee-authorized contributions              12,252        8,263        9,725        4,214          -              34,454
    Accrued interest and dividends                     89        9,512        2,591        1,538          -              13,730
    Miscellaneous                                   1,273          807          950          412          -               3,442
    Loans to participants                           -             -            -             -        $181,269          181,269
                                              -----------   ----------   ----------     --------      --------       ----------
             Total receivables                     13,614       18,582       13,266        6,164       181,269          232,895

  Cash and cash equivalents                       173,373       38,978       30,555       19,837          -             262,743
                                              -----------   ----------   ----------     --------      --------       ----------
             Total assets                       4,326,365    2,074,129    2,374,517      616,276       181,269        9,572,556
                                              -----------   ----------   ----------     --------      --------       ----------
Liabilities:
  Current payables                                 18,199       18,116       10,708        7,220           -             54,243
  Accrued expenses                                  3,335        1,639        1,874          500           -              7,348
  Miscellaneous                                    (1,795)        -            -           1,157           -              (638)
                                              -----------   ----------   ----------     --------      --------       ----------
             Total liabilities                     19,739       19,755       12,582        8,877           -             60,953
                                              -----------   ----------   ----------     --------      --------       ----------
  Net assets available for plan benefits       $4,306,626   $2,054,374   $2,361,935     $607,399      $181,269       $9,511,603
                                              ===========   ==========   ==========     ========      ========       ==========


          The accompanying notes are an integral part of the financial statements.








                          ARBOR DRUGS, INC. 401(K) PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1992
                                     _______




                                            ARBOR                                              UNIVERSAL
                                         DRUGS, INC.                                             LIFE
                                           COMMON       G.I.C.        EQUITY      BALANCED    INSURANCE   PARTICIPANT
                                         STOCK FUND     FUND           FUND         FUND        FUND         FUND        TOTAL
                                        ----------      ------        ------     ----------  ---------  -------------    -----
Assets:
 Investments at fair value:
   Arbor Drugs, Inc. Common Stock Fund   $3,815,303       -             -             -          -            -      $3,815,303
   Pooled G.I.C. Fund                         -      $1,816,321         -             -          -            -       1,816,321
   Equity Fund                                -           -        $2,117,634         -          -            -       2,117,634
   Balanced Fund                              -           -             -         $193,241       -            -         193,241
                                        -----------  ----------    ----------     --------     -----      --------   ----------
        Total investments                 3,815,303   1,816,321     2,117,634      193,241       -            -       7,942,499
                                        -----------  ----------    ----------     --------     -----      --------   ----------
 Receivables:
   Employee-authorized contributions         12,095       2,068         9,951        4,384       -            -          28,498
   Accrued interest and dividends                60      10,135         3,702          603       -            -          14,500
   Miscellaneous                              1,246         118           567          250      $376          -           2,557
   Loans to participants                      -           -             -             -          -        $156,607      156,607
                                        -----------  ----------    ----------     --------     -----      --------   ----------
        Total receivables                    13,401      12,321        14,220        5,237       376       156,607      202,162

 Cash and cash equivalents                  166,881      55,489        18,318       11,399       -            -         252,087
                                        -----------  ----------    ----------     --------     -----      --------   ----------
        Total assets                      3,995,585   1,884,131     2,150,172      209,877       376       156,607    8,396,748
                                        -----------  ----------    ----------     --------     -----      --------   ----------
Liabilities:
 Current payables                           116,478      65,779        51,502        2,451       -            -         236,210
 Accrued expenses                             7,377       4,008         4,080          400       -            -          15,865
 Miscellaneous                                1,037       -             -            -           376          -           1,413
                                        -----------  ----------    ----------     --------     -----      --------   ----------
        Total liabilities                   124,892      69,787        55,582        2,851       376          -         253,488
                                        -----------  ----------    ----------     --------     -----      --------   ----------
 Net assets available for plan benefits  $3,870,693  $1,814,344    $2,094,590     $207,026       -        $156,607   $8,143,260
                                        ===========  ==========    ==========     ========     =====      ========   ==========


          The accompanying notes are an integral part of the financial statements.












                          ARBOR DRUGS, INC. 401(K) PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          YEAR ENDED DECEMBER 31, 1993
                                     _______




                                                     ARBOR
                                                 DRUGS, INC.
                                                    COMMON      G.I.C.       EQUITY      BALANCED      PARTICIPANT
                                                  STOCK FUND    FUND          FUND         FUND           FUND          TOTAL
                                               -------------    ------       ------      --------      -----------      -----

Additions to net assets attributed to:
  Investment income                                $41,876     $107,810     $36,060      $14,612          -           $200,358
  Net change in appreciation (depreciation)       (343,574)        -        (45,161)      14,912          -           (373,823)
  Loan principal                                    38,097       22,495      22,689        8,126      $(91,407)           -
  Loan interest                                      6,456        4,157       3,454        1,474          -             15,541
                                                 ---------     --------     -------      -------      --------       ---------
                                                  (257,145)     134,462      17,042       39,124       (91,407)       (157,924)
                                                 ---------     --------     -------      -------      --------       ---------
  Contributions:
    Employer matching and supplementary            156,898         -           -            -             -            156,898
    Employee-authorized                            684,278      420,958     487,159      179,715          -          1,772,110
                                                 ---------     --------     -------      -------      --------       ---------
        Total contributions                        841,176      420,958     487,159      179,715          -          1,929,008
                                                 ---------     --------     -------      -------      --------       ---------
           Total additions                         584,031      555,420     504,201      218,839       (91,407)      1,771,084
                                                 ---------     --------     -------      -------      --------       ---------
Deductions from net assets attributed to:
  Distributions to participants                   (133,738)    (136,210)    (87,089)     (20,710)       (7,864)       (385,611)
  Administrative fees                               (9,042)      (4,341)     (5,411)      (1,188)         -            (19,982)
  Loans to participants                            (32,459)     (35,404)    (36,568)     (19,502)      123,933            -
  Other                                              2,832           10          10         -             -              2,852
  Transfers between funds                           24,309     (139,445)   (107,798)     222,934          -               -

        Total deductions and transfers            (148,098)    (315,390)   (236,856)     181,534       116,069        (402,741)
                                                 ---------     --------    --------      -------      --------        --------
           Net increase                            435,933      240,030     267,345      400,373        24,662       1,368,343

Net assets available for plan benefits:
  Beginning of year                              3,870,693    1,814,344   2,094,590      207,026       156,607       8,143,260
                                                 ---------    ---------  ----------     --------      --------       ---------
  End of year                                   $4,306,626   $2,054,374  $2,361,935     $607,399      $181,269      $9,511,603
                                                ==========   ==========  ==========     ========      ========      ==========



          The accompanying notes are an integral part of the financial statements.






                          ARBOR DRUGS, INC. 401(K) PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          YEAR ENDED DECEMBER 31, 1992
                                     _______




                                                 ARBOR                                       UNIVERSAL
                                              DRUGS, INC.                                      LIFE
                                                COMMON       G.I.C.       EQUITY   BALANCED  INSURANCE   PARTICIPANT
                                              STOCK FUND      FUND         FUND      FUND      FUND         FUND         TOTAL
                                              ----------     ------       ------   -------  -----------  ------------    -----

Additions to net assets attributed to:
 Investment income                             $26,157      $120,574      $36,771   $3,031       -           -        $186,533
 Net change in unrealized appreciation
     (depreciation)                            (63,633)         -          76,184   12,867       -           -          25,418
 Loan principal                                 36,249        21,228       19,676      971       -       $(78,124)        -
 Loan interest                                   5,351         3,026        3,476      144       -           -          11,997
                                              --------    ----------   ----------   ------     ------    --------   ----------
                                                 4,124       144,828      136,107   17,013       -        (78,124)     223,948

 Contributions:
   Employer                                    153,476          -            -        -          -           -         153,476
   Employee-authorized                         590,603       478,302      449,645   47,891     $2,878        -       1,569,319
   Transferred assets                            7,360         4,292        3,002     -          -           -          14,654
                                              --------    ----------   ----------  -------     ------    --------   ----------
     Total contributions                       751,439       482,594      452,647   47,891      2,878        -       1,737,449
                                              --------    ----------   ----------  -------     ------    --------   ----------
          Total additions                      755,563       627,422      588,754   64,904      2,878     (78,124)   1,961,397
                                              --------    ----------   ----------  -------     ------    --------   ----------
Deductions from net assets attributed to
 Distributions to participants                (280,555)     (237,326)    (110,863)  (2,526)      -        (11,192)    (642,462)
 Insurance premiums                               -             -                              (2,878)       -          (2,878)
 Administrative fees                           (14,567)       (7,741)      (7,799)    (400)      -           -         (30,507)
 Loans to participants                         (63,659)      (37,719)     (25,009)    -          -        126,387         -
 Other                                             943          (316)        (262)     (65)      -           -             300
 Transfers between funds                        (9,868)      (73,335)     (61,910) 145,113       -           -            -
 Redemption of cash value of life insurance       -             -            -        -        (5,680)       -          (5,680)
                                              --------    ----------   ----------  -------     ------    --------   ----------
          Total deductions and transfers      (367,706)     (356,437)    (205,843) 142,122     (8,558)    115,195     (681,227)
                                              --------    ----------   ----------  -------     ------    --------   ----------
             Net increase (decrease)           387,857       270,985      382,911  207,026     (5,680)     37,071    1,280,170

Net assets available for plan benefits:
 Beginning of year                           3,482,836     1,543,359    1,711,679     -         5,680     119,536    6,863,090
                                            ----------    ----------   ---------- --------     ------    --------   ----------
 End of year                                $3,870,693    $1,814,344   $2,094,590 $207,026       -       $156,607   $8,143,260
                                            ==========    ==========   ========== ========     ======    ========   ==========



          The accompanying notes are an integral part of the financial statements.



                          ARBOR DRUGS, INC. 401(K) PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          YEAR ENDED DECEMBER 31, 1991
                                     _______




                                                     ARBOR                                                 UNIVERSAL
                                                  DRUGS, INC.                                                 LIFE
                                                    COMMON        G.I.C.         EQUITY     INSURANCE     PARTICIPANT
                                                  STOCK FUND       FUND           FUND        FUND           FUND        TOTAL
                                                  ----------       ----          ------      --------    ------------    -----

Additions to net assets attributed to:
 Investment income                               $   20,309      $116,248        $32,808        -            -       $  169,365
 Net change in unrealized appreciation            1,119,944          -           368,856        -            -        1,488,800
 Loan principal                                      17,229        19,153         14,226        -        $(50,608)         -
 Loan interest                                        4,009         2,938          2,699        -            -            9,646
                                                -----------     ---------      --------- -----------     --------    ----------
                                                  1,161,491       138,339        418,589        -         (50,608)    1,667,811
                                                -----------     ---------      --------- -----------     --------    ----------
 Contributions:
   Employer                                         123,962          -               -          -            -          123,962
   Employee-authorized                              394,778       473,647        343,238      $5,530         -        1,217,193
   Transferred assets                                 1,209         1,183          9,538        -            -           11,930
   Other                                              2,334         1,163            690        -            -            4,187
                                                -----------    ----------     ---------- -----------     --------    ----------
        Total contributions                         522,283       475,993        353,466       5,530         -        1,357,272
                                                -----------    ----------     ---------- -----------     --------    ----------
          Total additions                         1,683,774       614,332        772,055       5,530      (50,608)    3,025,083
                                                -----------    ----------     ---------- -----------     --------    ----------
Deductions from net assets attributed to:
 Distributions to participants                     (182,424)     (145,359)       (55,843)       -          (9,829)     (393,455)
 Insurance premiums                                    -             -              -         (5,530)        -           (5,530)
 Administrative fees                                (10,632)       (6,038)        (5,476)       -            -          (22,146)
 Loans to participants                              (25,617)      (34,536)       (31,754)       -          91,907          -
 Other                                               (2,133)          (22)          (114)       -            -           (2,269)
 Transfers between funds                            193,518      (132,253)       (61,265)       -            -             -
 Decrease in cash value of life insuranc               -             -              -           (126)        -             (126)
                                                  ---------     ---------      --------- -----------     --------    ----------
        Total deductions and transfers              (27,288)     (318,208)      (154,452)     (5,656)      82,078      (423,526)
                                                  ---------     ---------      --------- -----------     --------    ----------
          Net increase (decrease)                 1,656,486       296,124        617,603        (126)      31,470     2,601,557

Net assets available for plan benefits:
 Beginning of year                                1,826,350     1,247,235      1,094,076       5,806       88,066     4,261,533
                                                 ----------    ----------     ---------- -----------     --------    ----------
End of year                                      $3,482,836    $1,543,359     $1,711,679      $5,680     $119,536    $6,863,090
                                                 ==========    ==========     ========== ===========     ========    ==========



          The accompanying notes are an integral part of the financial statements.



                          ARBOR DRUGS, INC. 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                     _______


     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ---------------------------------------------------
     INVESTMENTS

     Investments in Arbor Drugs, Inc. (the "Company") common stock are valued at the NASDAQ National Market System closing price at the end of the year. Interests in the Guaranteed Investment Contract Fund, Equity Fund and the Balanced Fund are valued by the fund managers on the basis of established market prices of fund investments at the end of the year. Investments in the Universal Life Insurance Fund are valued at the respective cash surrender value at the end of the year. Income from investments is recorded as earned on the accrual basis. Purchases and sales are reflected on a trade-date basis.

     NET APPRECIATION (DEPRECIATION)

     The Arbor Drugs, Inc. 401(k) Plan (the "Plan") presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which includes realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     CONTRIBUTIONS

     Contributions are made by the Company from funds withheld from employees and are recorded in the period of the related payroll deductions. In addition, the Company may make discretionary contributions to the Plan.

     OTHER

     Differences between the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits of this report and Form 5500 filed with the Department of Labor are principally attributable to classification differences.


     NOTE 2 - DESCRIPTION OF PLAN
     ----------------------------
     The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan available to all Company employees of Arbor Drugs, Inc. who have one year of service and are age twenty-one (21) or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan administrator maintains all necessary records and determines participant eligibility. Plan assets are held in a trust and are managed by a trustee appointed by the Company.












                                    Continued


                          ARBOR DRUGS, INC. 401(k) PLAN

                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     _______


     NOTE 2 - DESCRIPTION OF PLAN (CONT'D)
     ----------------------------
     CONTRIBUTIONS

     A Plan participant may elect a reduction in creditable compensation, as defined by the Plan, in 1 percent increments, not to exceed 15 percent of such creditable compensation. The Company may, at its discretion, make a contribution to the Plan on behalf of each participant. Contributions are allocated as of the last day of the Plan year to the related participant accounts. In addition, the Company may make supplementary contributions on behalf of certain participants for years beginning after December 31, 1987.

     VESTING

     A participant's interest in his Plan account is one hundred percent (100%) vested and nonforfeitable at all times.

     PAYMENT OF BENEFITS

     Upon termination of employment, death, retirement or attainment of age fifty-nine and one-half (59-1/2), a participant, or beneficiary thereof, shall be eligible to receive a distribution of the balance of his Plan account as of the valuation date coincident with or next succeeding the date his participation ceases.

     Benefits from the Plan shall be paid to a participant in a single lump sum. The lump sum will include common stock of the Company and any contract purchased by investments of the Participant's Account in the Universal Life Insurance Fund unless the participant elects to receive the cash value of either such stock or such contract or both.

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates the Plan without establishing a successor defined contribution plan, participants shall be entitled to receive lump-sum distributions of their interests in the Plan.

     PARTICIPANT ACCOUNTS

     The Plan administrator may maintain up to four accounts in the name of each participant which reflect the amount of a participant's elective contributions, matching contributions, transferred assets and supplementary contributions, plus earnings on these amounts. Accounts are valued quarterly and reflect the participant's share of earnings or loss of respective investment funds.

















                                    Continued

                          ARBOR DRUGS, INC. 401(k) PLAN

                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     _______


     NOTE 2 - DESCRIPTION OF PLAN (CONT'D)
     ----------------------------
     PARTICIPANT LOANS

     As described in the Plan documents, participants may borrow from their respective accounts an amount from $1,000 to $50,000. Loans to participants bear interest at a reasonable rate as determined by the Committee, and a portion of the participant's account balance serves as collateral.


     NOTE 3 - INVESTMENTS
     --------------------
     Each participant has the option of investing all or a portion of his account in any of four investment funds. These investment options include:

       (a) Investment in the common stock of Arbor Drugs, Inc. ("Arbor Drugs, Inc. Common Stock Fund");

       (b) The Guaranteed Investment Contract Fund ("G.I.C. Fund") is a common investment fund managed by the trustee. This actively managed fund invests primarily in guaranteed investment contracts issued by high quality insurance companies and short-term investment vehicles. A Guaranteed Investment Contract is a negotiated contract with a major insurance company which includes a guarantee by the insurance company of principal and interest for a specific length of time. The Fund may also invest in various short-term investment vehicles for purposes of maintaining liquidity and in order to make the Fund responsive to changes in interest rates;

       (c) The Equity Fund, which is managed by the trustee, invests in the common stock of companies which have been identified by its investment analysts as growth-oriented. The composition of the Equity Fund is reviewed by the trustee's analysts and portfolio managers to better maintain the fund so that it holds high quality stocks meeting its established guidelines. The Equity Fund is not principal-safe due to the fluctuation of the market value of stocks. The trustee attempts to invest the Equity Fund in the stock of companies that have exhibited independence from the effects of the overall economy and have demonstrated a significantly higher growth rate than the rate of inflation. These investment guidelines can reduce the Equity Fund's exposure to the volatility of the stock market. Investment in the Equity Fund is for long-term growth;















                                    Continued


                          ARBOR DRUGS, INC. 401(k) PLAN

                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     _______


     NOTE 3 - INVESTMENTS (CONT'D)
     --------------------
       (d) The Balanced Fund, which is managed by the trustee, consists of a portfolio that is divided among the general investment categories of common stocks (25 to 65 percent); fixed income (10 to 60 percent); real estate (zero to 10 percent), and cash and cash equivalents (zero to 30 percent). The Balanced Fund is not principal-safe due to the fluctuation in the market values of common stock, fixed income and real estate investments; however, the investment diversification may reduce the risk associated with investing in a single fund. Investment in the Balanced Fund is for long-term growth. The Balanced Fund became an investment option effective
           July 1, 1992; and

       (e) Purchased Universal Life Insurance policies issued by the Life Insurance Company of Virginia ("Universal Life
           Insurance Fund"). The Company discontinued this investment option effective July 1, 1992.

     Twice a year, a participant has the option of changing the allocation of future contributions or transferring all or a portion of his existing account balance among the investment funds. The number of participants investing in each fund, as of December 31, 1993 and 1992, is as follows:

                                                    NUMBER OF
                                                   PARTICIPANTS
                                                   ------------
                                                    1993  1992
                                                    ----  ----
       Arbor Drugs, Inc. Common Stock Fund           917  874
       Guaranteed Investment Contract Fund           611  605
       Equity Fund                                   500  459
       Balanced Fund                                 267  112




























                                    Continued


                          ARBOR DRUGS, INC. 401(k) PLAN

                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     _______


     NOTE 3 - INVESTMENTS (CONT'D)
     --------------------
     The number of shares or units contained in each investment fund, the aggregate cost of shares or units and market value per share or unit as of December 31, 1993 and 1992 are as follows:

                                                                   DECEMBER 31, 1993
                                               ---------------------------------------------------------------
                                               NUMBER OF             AGGREGATE COST               MARKET VALUE
                                               SHARES OR             OF SHARES OR                 PER SHARE OR
                                                UNITS                   UNITS                        UNIT
                                               ----------            -------------                ------------
       Arbor Drugs, Inc. Common Stock Fund     208,263               $2,981,010                    $  19.88
       Guaranteed Investment Contract Fund     201,657                2,016,568                       10.00
       Equity Fund                              19,809                1,873,219                      117.66
       Balanced Fund                            44,021                  562,635                       13.41



                                                                   DECEMBER 31, 1992
                                               ----------------------------------------------------------------
                                               NUMBER OF             AGGREGATE COST                MARKET VALUE
                                               SHARES OR             OF SHARES OR                  PER SHARE OR
                                                UNITS                   UNITS                         UNIT
                                               ---------             ---------                     ------------
       Arbor Drugs, Inc. Common Stock Fund     171,384               $2,290,478                     $  22.26
       Guaranteed Investment Contract Fund     181,632                1,816,321                        10.00
       Equity Fund                              17,571                1,575,119                       120.52
       Balanced Fund                            14,804                  180,374                        13.05


     The per share closing price of Arbor Drugs, Inc. common stock on June 21, 1994 was $18.25.


     NOTE 4 - TAX STATUS
     -------------------
     The Plan obtained its latest determination letter on July 7, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.


     NOTE 5 - RELATED PARTY TRANSACTIONS
     -----------------------------------
     For the Plan years ended December 31, 1993, 1992 and 1991, the Company paid for certain administrative expenses of the Plan.

                          ARBOR DRUGS, INC. 401(K) PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1993
                                     _______


                                                   (C)
                   (B)                   DESCRIPTION OF INVESTMENT
            IDENTITY OF ISSUER,          INCLUDING MATURITY DATE,                             (E)
             BORROWER, LESSOR          RATE OF INTEREST, COLLATERAL,          (D)           CURRENT
     (A)     OR SIMILAR PARTY            PAR OR MATURITY VALUE               COST            VALUE
     ---    -------------------        -----------------------------         ----           --------
           Comerica Bank           Arbor Drugs, Inc. Common Stock Fund,
                                         208,263 shares                   $2,981,010       $4,139,378

      *    Comerica Bank           Guaranteed Investment Contract Fund,
                                         201,657 shares                    2,016,569        2,016,569

      *    Comerica Bank           Equity Fund, 19,809 shares              1,873,219        2,330,696

      *    Comerica Bank           Balanced Fund, 44,021 shares              562,635          590,275

           Participant Loans       10 percent                                   -             181,269
               (various
               individuals)



                          ARBOR DRUGS, INC. 401(K) PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1993
                                     _______





                                 (b)                                              (f)                          (h)
   (a)                   Description of Asset        (c)       (d)     (e)     Expenses       (g)      Current Value        (i)
Identity of          (Include Interest Rate and   Purchase   Selling  Lease  Incurred with    Cost      of Asset at       Net Gain
Party Involved        Maturity in Age of a Loan)    Price     Price   Rental  Transaction*  of Asset  Transaction Date   or (Loss)
- - --------------       --------------------------   --------   -------  ------ -------------  --------  ----------------   ---------

REPORTING CRITERION I:  Any single transaction
- - ---------------------
                        within the plan year
                        that involves more than
                        five percent of the
                        current value of plan
                        assets.

                        Not applicable.


REPORTING CRITERION II: Any series of tran-
- - ----------------------
                        sactions in other
                        than securities within
                        the plan year with or
                        in conjunction with the
                        same person that, when
                        aggregated, involves more
                        than five percent of the
                        current value of plan
                        assets.

                        Not applicable.


REPORTING CRITERION III: Any series of transactions
- - -----------------------
                        within the plan year with
                        respect to securities of
                        the same issue that, when
                        aggregated, involves more
                        than five percent of the
                        current value of plan
                        assets.

Comerica Bank           Purchase 2,719,083 units,
                             short-term funds      $2,719,083                            $2,719,083  $2,719,083
                        Sold 2,706,990 units,
                             short-term funds                  $2,706,990                 2,706,990   2,706,990          -

Comerica Bank           Purchase 3,834 units,
                             Equity Fund E            443,928                               443,928     443,928




                                    Continued


                          ARBOR DRUGS, INC. 401(K) PLAN

            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued
                                     _______



                                 (b)                                              (f)                       (h)
   (a)                   Description of Asset       (c)        (d)     (e)     Expense        (g)      Current Value        (i)
Identity of          (Include Interest Rate and    Purchase  Selling  Lease  Incurred with    Cost      of Asset at      Net Gain
Party Involved       Maturity in Age of a Loan)     Price     Price   Rental  Transaction*  of Asset  Transaction Date   or (Loss)
- - --------------       --------------------------   --------   -------  ------ -------------  --------  ----------------   ---------

REPORTING CRITERION III,
- - -----------------------
     continued

  Comerica Bank         Purchase 41,042 units,
                        Guaranteed Investment
                        Contract Funds            $ 414,059                                 $ 414,059   $ 414,059

  Comerica Bank         Purchase 44,006 shares,
                        Arbor Drugs                 863,344                                   863,344     863,344


REPORTING CRITERION IV: Any transaction within
- - ----------------------  the plan year with
                        respect to securities
                        with or in conjunction
                        with a person with whom
                        any prior or subsequent
                        single five percent
                        security transactions
                        within the plan year took
                        place (Note A).

                        Not applicable.




                              Note:  (A)  Transactions already reported under Criterion III are not reported here.
                              ----

                              *Information regarding expenses incurred with each transaction was not available from the Trustee.


                                EXHIBIT INDEX


 EXHIBIT
 NUMBER             DESCRIPTION
 -------            -----------


   23.1 Consent of Independent Accountants with respect to the financial statements of the Arbor Drugs, Inc. 401(k)
            Plan for the years ended December 31, 1993, 1992 and 1991.